UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Good Harbor Partners Acquisition Corp.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

382094209

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Context Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0%

12. Type of Reporting Person (See Instructions)

OO

IA

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Michael S. Rosen

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0%

12. Type of Reporting Person (See Instructions)

IN

HC

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William D. Fertig

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0%

12. Type of Reporting Person (See Instructions)

IN

HC

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Context Offshore Advantage Fund, Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b) __

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0%

12. Type of Reporting Person (See Instructions)

CO

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Context Advantage Master Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b) __

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0%

12. Type of Reporting Person (See Instructions)

PN

Item 1.

(a) Name of Issuer

Good Harbor Partners Acquisition Corp.

(b) Address of Issuer's Principal Executive Offices

4100 North Fairfax Drive, Arlington, VA 22203

Item 2.

(a) The names of the persons filing this statement are:

Context Capital Management, LLC ("LLC")

Michael S. Rosen ("Rosen")

William D. Fertig ("Fertig")

Context Offshore Advantage Fund, Ltd. ("Ltd.") (formerly named Context Convertible Arbitrage Offshore Ltd.)

Context Advantage Master Fund, L.P. ("LP")

(collectively, the "Filers").

(b) The principal business office of LLC, Rosen and Fertig is located at:

4365 Executive Drive, Suite 850, San Diego, CA 92121

The principal business office of Ltd. and LP is located at:

c/o Goldman Sachs (Cayman) Trust Limited, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, P.O. Box 896, KY1-1103, Cayman Islands, BWI

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of Class B common stock of the Issuer (the "Stock"), included within Series B units.

(e) The CUSIP number for the Class B common stock is 382094209.

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (with respect to LLC).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (with respect to Rosen and Fertig).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

LLC, Rosen and Fertig constitute a group as defined in Rule 13d-5(b)(1) and disclaim membership in a group with any other person or entity. See Item 6. Ltd. and LP constitute a separate group and disclaim membership in any other group.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

The following certification is made by LLC, Rosen and Fertig:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following certification is made by Ltd. and LP:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2008
CONTEXT CAPITAL MANAGEMENT, LLC By: /s/ Michael S. Rosen, Manager
/s/ MICHAEL S. ROSEN	/s/ WILLIAM D. FERTIG

CONTEXT OFFSHORE ADVANTAGE FUND, LTD. By: Context Capital Management, LLC Attorney-in-fact By: /s/ Michael S. Rosen, Manager	CONTEXT ADVANTAGE MASTER FUND, L.P. By: Context Capital Management, LLC, General Partner By: /s/ Michael S. Rosen, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Context Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: January 31, 2007
/s/ MICHAEL S. ROSEN	/s/ WILLIAM D. FERTIG

CONTEXT CAPITAL MANAGEMENT, LLC By: /s/ Michael S. Rosen, Manager

CONTEXT ADVANTAGE FUND, LTD. By: Context Capital Management, LLC Attorney-in-fact By: /s/ Michael S. Rosen, Manager	CONTEXT ADVANTAGE MASTER FUND, L.P. By: Context Capital Management, LLC, General Partner By: /s/ Michael S. Rosen, Manager

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